UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number 1-14036

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:
DST SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DST SYSTEMS, INC.
333 West 11th Street
Kansas City, Missouri 64105

DST Systems, Inc. 401 (k) Profit Sharing Plan

*Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and the Advisory Committee of the
DST Systems, Inc. 401(k) Profit Sharing Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the DST Systems, Inc. 401(k) Profit Sharing Plan (the “Plan”) at December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held At End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Kansas City, Missouri
June 28, 2013

DST Systems, Inc. 401(k) Profit Sharing Plan
Statement of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets
Investments:
Mutual funds	$491,335,539	$397,171,979
DST common stock	25,456,545	19,177,518
Investment in Master Trust	568,411,260	405,425,360
Total investments	1,085,203,344	821,774,857

Receivables:
Employer contributions	15,812,176	19,811,476
Participant contributions	944,209	835,237
Notes receivable from participants	14,732,577	13,061,205
Investment income and other	303,840	320,605
Total receivables	31,792,802	34,028,523
Total assets	1,116,996,146	855,803,380

Liabilities
Due to broker for securities purchased	1,204,814	1,232,468
Total liabilities	1,204,814	1,232,468

Net assets available for benefits	$1,115,791,332	$854,570,912

The accompanying notes are an integral part of these financial statements.

DST Systems, Inc. 401(k) Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2012	2011
Investment income:
Dividends, interest and other income	$9,799,228	$8,207,796
Net appreciation (depreciation) in fair value of investments	53,753,541	(22,092,138)
Net appreciation in fair value of investment in Master Trust	95,649,173	60,037,786
Total investment income, net	159,201,942	46,153,444

Contributions:
Employer	33,546,713	31,313,832
Participants	32,655,447	27,932,632
Total contributions	66,202,160	59,246,464

Transfers:
Transfer of assets from Newkirk Products, Inc. 401(k) Profit Sharing Plan	28,214,666
Transfer of assets from ALPS Holdings, Inc. 401(k) Plan	11,712,494
Transfer of assets from DST Systems, Inc. Employee Stock Ownership Plan	102,068,519
Total transfers	141,995,679

Distributions:
Benefits to participants	(103,680,776)	(92,696,045)
Administrative expenses	(2,498,585)	(1,408,691)
Total distributions	(106,179,361)	(94,104,736)

Net change in net assets available for benefits	261,220,420	11,295,172

Beginning of year	854,570,912	843,275,740
End of year	$1,115,791,332	$854,570,912

The accompanying notes are an integral part of these financial statements.

DST Systems, Inc. 401(k) Profit Sharing Plan
Notes to Financial Statements

1. Description of the Plan

The DST Systems, Inc. 401(k) Profit Sharing Plan (the “Plan”) is a contributory, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

Plan Transfers
On July 31, 2012, the advisory committee for the DST Systems, Inc. Employee Stock Ownership Plan (“ESOP”) authorized the transfer of the ESOP’s investment in the DST Systems, Inc. Master Trust (“Master Trust”) to the Plan. Each participant’s share of the asset transfer is included in their individual participant accounts. On September 26, 2012, the aggregate net assets of the Master Trust transferred from the ESOP to the Plan were $102,068,519.

Newkirk Products, Inc. (“Newkirk”) and ALPS Holdings, Inc. (“ALPS”) became wholly owned subsidiaries of DST Systems, Inc. during the year ended December 31, 2011. The Plan was subsequently amended in 2012 to allow employees of Newkirk and ALPS to participate in the Plan as of January 1, 2012. During March 2012, the aggregate net assets of Newkirk Products, Inc. 401(k) Profit Sharing Plan and Trust of $28,214,666 were transferred into the Plan. Subsequently during June 2012, ALPS Holdings, Inc. 401(k) Plan's aggregate net assets of $11,712,494 were transferred into the Plan.

Sponsor
The Plan Sponsor is DST Systems, Inc. (“DST”, the “Employer” or the “Sponsor”). Certain of its subsidiaries and affiliates participate in the Plan.

Trustee and Investment Manager
The trustee of the Plan is BMO Harris Bank N.A. (formerly Marshall & Ilsley Trust Company N.A.) (the “Trustee”). The Trustee holds and administers all assets of the Plan in accordance with the provisions of the Plan agreement. One of the Plan’s investments (the BMO Prime Money Market Fund) is managed by an affiliate of the Trustee. Transactions related to these investments, therefore, qualify as party-in-interest transactions.

A portion of the Plan’s assets are invested in the Master Trust. The investment manager of the Master Trust is Ruane, Cunniff, Goldfarb & Co., Inc. (the “Investment Manager”). For the years ended December 31, 2012 and 2011, the Sponsor incurred management fees and expenses to the Investment Manager of $3,099,986 and $3,690,946, respectively.

Administration of the Plan
An advisory committee (the “Advisory Committee”), which consists of members who are selected by the Compensation Committee of the Board of Directors of DST, has full power, authority and responsibility to control and manage the operations and administration of the Plan. In accordance with the Plan agreement, administrative expenses are paid from plan assets. Beginning in 2012, Plan participants that are no longer active DST employees are responsible for their portion of the investment management fees related to the Master Trust. The Sponsor voluntarily paid the remaining administrative expenses for amounts in excess of income earned from securities lending activity for 2012 and 2011. Beginning in

2013, the Plan Sponsor no longer intends to voluntarily pay these costs on behalf of the plan and both the management fees and other plan expenses will be paid out of the Plan assets.

Eligibility
All employees of the Sponsor and participating subsidiaries and affiliates are eligible to participate in the Plan other than members of a collective bargaining unit, leased employees, nonresident aliens, and persons performing services for the Sponsor through an agreement with a third-party. The Plan entry date is the first day of the calendar month following the date an employee, other than a seasonal or temporary employee, completes one hour of service. Seasonal and temporary employees must complete one year of service, as defined in the Plan agreement, prior to entering the Plan.

Contributions
Participant contributions are made through participant salary withholdings and rollovers from other eligible retirement plans. Participants can contribute from 1% to 25% of their annual eligible compensation to the Plan, subject to Internal Revenue Service limitations (“highly compensated employees” are subject to a lower limitation). Participants age 50 or older may make additional contributions or “catch-up” contributions (subject to Internal Revenue Service limitation) once they have satisfied the annual contribution maximum as set by law or other applicable limitation.

Sponsor contributions consist of a dollar-for-dollar match up to 3% of the eligible wages as per the Plan agreement. During the years ended December 31, 2012 and 2011, Sponsor matching contributions were $13,099,535 and $11,850,189, respectively.

In addition, the Sponsor may make discretionary profit sharing contributions to eligible Plan participants. Generally, an employee must complete 1,000 hours of service during the Plan year and be employed on December 31 of the Plan year to be eligible to receive an allocation of discretionary profit sharing contributions for that year. During the years ended December 31, 2012 and 2011, Sponsor profit sharing discretionary contributions were $20,447,178 and $19,463,643, respectively.

Participant accounts
Each participant’s account is credited with the participant’s contributions, matching contributions, profit sharing contributions, rollover contributions, forfeitures of terminated participants’ non-vested accounts and an allocation of Plan earnings or losses. Allocations of earnings or losses are based on account balances. Discretionary contributions and forfeitures are allocated to participant accounts based on the proportion which the participant’s eligible compensation bears to the aggregate eligible compensation of all participants for the year. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting
Participants are always 100% vested in their own contributions, rollover contributions and catch-up contributions (as adjusted to reflect investment earnings and losses).

Generally, participants will become vested in Sponsor matching contributions and Sponsor profit sharing contributions (as adjusted to reflect investment earnings and losses) in accordance with the following schedule:

Years of Service	Percentage Vested
less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 or more	100%

Investment options
Participants may direct their salary reduction contributions, catch-up contributions, matching contributions and rollover contributions into a variety of mutual fund investment options as made available by the Advisory Committee or into DST Systems, Inc. common stock. The investment options contain different degrees of risks. Participants should refer to the respective fund prospectus for a more complete description of the investment objectives of each fund. The Advisory Committee reserves the right to change the available investment options from time to time. Participants may change how these types of contributions are invested on a daily basis.

All profit sharing contributions are invested in the Master Trust by the Trustee as advised by the Investment Manager.

Forfeitures
Forfeitures of unvested accounts are generally first used for the restoration of reemployed participants’ forfeited amounts and then allocated to the participants. The forfeitures allocated to participants during 2012 and 2011 were $920,524 and $1,422,330, respectively. There are no unallocated forfeitures at December 31, 2012 and 2011.

Distribution of benefits
Benefit distributions generally will be made in the event of retirement, death, disability, resignation or dismissal. Generally, participants’ normal retirement age is 59 ½. Active participants can elect a withdrawal of assets upon reaching the normal retirement age.

Unless the terminated participant otherwise elects, balances not exceeding $1,000 will be automatically distributed to the participant as a lump sum and balances ranging in value from $1,001 to $5,000 will be automatically distributed as an IRA rollover with BMO Harris Bank N.A. as soon as administratively practicable. Balances exceeding $5,000 (excluding rollover contributions and related earnings or losses) will be distributed upon participant election as soon as administratively practicable. Such distributions may be elected as a lump sum or paid in monthly, quarterly or annual installments over the life expectancy of the participant. Distributions shall be made in cash or, at the option of the participant, in cash plus the number of whole shares of DST common stock allocated to the participant’s account.

Upon death, all sums credited to the participant’s account will be paid to the beneficiary or beneficiaries designated by the participant as a lump sum.

Distributions may also be made in the event of financial hardship of the participant. Certain restrictions apply.

Notes receivable from participants
Participants may borrow the lesser of $50,000 or 50% of their vested participant-directed accounts (subject to certain Plan and Internal Revenue Service limitations). Generally, loans must be repaid within five years. These notes bear a fixed rate of interest, which is set at loan origination using the Prime rate as published in the Wall Street Journal plus 1%. At December 31, 2012 and 2011, interest rates on participant loans ranged from 3.25% to 9.50%. Loans are considered to be in default thirty days following a scheduled payment. Defaulted loans are treated as a deemed distribution and are offset against the borrower's account.

Plan termination
The Sponsor believes the Plan will continue without interruption; however, it reserves the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in any unvested balances from Sponsor contributions and their respective account balances will be distributed in accordance with the Plan agreement.

2. Significant Accounting Policies

Basis of accounting
The accompanying financial statements are presented on the accrual basis of accounting, except for benefits to participants which are recorded upon distribution.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and cash equivalents
Short-term liquid investments with a maturity of three months or less at the time of purchase are considered cash equivalents. Due to the short-term nature of these investments, carrying value approximates market value.

Investment valuation and security transactions
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date. The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and net unrealized appreciation or depreciation on those investments.

Investment income of the Master Trust is allocated daily to participating plans based upon the fair value of participating plan interests in the Master Trust at the end of each day. Net assets of the Master Trust are allocated to participating plans based upon the value of the participating plan interests in the Master Trust at the beginning of the quarter plus actual contributions to the Master Trust and allocated investment income less actual distributions from the Master Trust.

Notes receivable from participants
Notes receivable from participants are valued at their unpaid principal balance plus accrued interest.

New Authoritative Accounting Guidance

On January 1, 2012, the Plan adopted an accounting standard related to fair value measurements and disclosure requirements. The adoption of this guidance did not have a significant effect on the Plan's financial statements.

3. Plan Investments

The following investment represents 5% or more of net assets available for benefits at year end:

	Year Ended December 31,
	2012	2011

Investment in Master Trust	$568,411,260	$405,425,360

During the years ended December 31, 2012 and 2011, the Plan’s participant-directed investments and non-participant directed investments appreciated (depreciated) in value (including gains and losses on investments bought and sold, as well as held during the year) as follows:

	Year Ended December 31,
	2012	2011

Mutual funds	$47,520,336	$(22,570,887)
DST common stock	6,233,205	478,749
Master Trust (1)	95,649,173	60,037,786
Total	$149,402,714	$37,945,648

(1) Non-participant directed

4. Non-participant Directed Investments

The following tables present the net assets and the significant components of the changes in net assets relating to the non-participant directed investments:

	December 31,
	2012	2011
Net assets:
Investment in Master Trust	$568,411,260	$405,425,360
Employer contribution receivable	15,447,178	19,463,643
Total	$583,858,438	$424,889,003

	Year Ended December 31,
	2012	2011
Changes in investment in non-participant directed investments:
Net appreciation in fair value of Master Trust investment	$95,649,173	$60,037,786
Employer contributions	20,447,178	19,463,643
Transfer of assets from DST Systems, Inc. Employee Stock Ownership Plan	102,068,519
Distributions out of the Master Trust	(59,195,435)	(46,571,533)
Net change in non-participant directed investments	$158,969,435	$32,929,896

5. Fair Value Measurements

Authoritative accounting guidance on fair value measurements establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of December 31, 2012 and 2011, the Plan held certain investment assets that are required to be measured at fair value on a recurring basis. These investments include the Plan’s investment in DST common stock whereby fair value is determined using quoted prices in active markets and mutual fund investments which are valued at the net asset value representing the value at which shares of the fund may be purchased or redeemed in active markets. Accordingly, the fair value measurements of these investments have been classified as Level 1 in the table below.

Disclosures related to the fair value measurements of the Master Trust are described in Note 6.

The following tables present assets at December 31, 2012 and 2011 measured at fair value on a recurring basis:

	Fair Value Measurements at Reporting Date Using
	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:
Equity:
Small Cap	$37,937,234	$37,937,234	$	$
Mid Cap	67,200,765	67,200,765
Large Cap	116,109,495	116,109,495
International	60,277,619	60,277,619
Balanced	47,858,979	47,858,979
Other	50,385,772	50,385,772
Fixed income	82,997,817	82,997,817
Money market	28,567,858	28,567,858
DST common stock	25,456,545	25,456,545
Total	$516,792,084	$516,792,084	$	$

	Fair Value Measurements at Reporting Date Using
	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:
Equity:
Small Cap	$29,509,789	$29,509,789	$	$
Mid Cap	58,371,674	58,371,674
Large Cap	92,751,890	92,751,890
International	48,949,806	48,949,806
Balanced	34,981,197	34,981,197
Other	41,772,264	41,772,264
Fixed income	65,456,003	65,456,003
Money market	25,379,356	25,379,356
DST common stock	19,177,518	19,177,518
Total	$416,349,497	$416,349,497	$	$

6. Master Trust

The Master Trust was established for the investment of assets of the Plan and other DST sponsored plans. Each participating plan has an undivided interest in the Master Trust. The investment in Master Trust is non-participant directed and is managed by the Investment Manager. At December 31, 2012 and 2011, the Plan’s percentage ownership in the Master Trust was 99.8% and 80.7%, respectively. The following Master Trust disclosures represent 100% of the balances in the Master Trust.

The Master Trust’s net assets by general type at year end are as follows:

	December 31,
	2012	2011
Assets
Mutual funds	$8,492,642	$4,871,598
Equity securities	557,892,305	501,703,359
Collateral held on loaned securities	295,950,391	424,324,077
Total investments	862,335,338	930,899,034
Other receivables, net	1,900,750	68,024
Total assets	864,236,088	930,967,058

Liabilities
Payable for collateral on loaned securities	294,909,324	428,356,056
Total liabilities	294,909,324	428,356,056

Net assets	$569,326,764	$502,611,002

Plan's interest in the Master Trust	$568,411,260	$405,425,360

The Master Trust’s total investment income by type is as follows:

	Year Ended December 31,
	2012	2011
Interest	$1,678,695	$1,490,230
Dividends	5,676,996	4,283,437
Net appreciation	105,171,984	70,982,313
	$112,527,675	$76,755,980

The Master Trust’s net appreciation (depreciation) of investments by type is as follows:

	Year Ended December 31,
	2012	2011
Equity securities	$100,098,938	$75,700,256
Fixed income and government securities		(6,211,811)
Collateral held on loaned securities	5,073,046	1,493,868
	$105,171,984	$70,982,313

Fair Value

As of December 31, 2012 and 2011, the Master Trust held certain investment assets that are required to be measured at fair value on a recurring basis. These investments include the Master Trust’s investment in common stocks whereby fair value is determined using quoted prices in active markets and mutual fund investments which are valued at the net asset value representing the value at which shares of the fund may be purchased or redeemed in active markets. Accordingly, the fair value measurements of these investments have been classified as Level 1 in the table below. Collateral held on loaned securities includes investments in unitized pools which are recorded at net asset value. These pools invest in cash equivalents, domestic corporate bonds, asset backed securities and foreign fixed income securities. Investment securities underlying the pools are priced using quotations from an independent pricing service which may employ methodologies that utilize actual market transactions, actual quotations from broker-dealers, or other formula-driven valuation techniques, which consider factors such as yields or prices of bonds of comparable quality, type of issue, coupon, maturity, ratings, and general market conditions. Accordingly, the Master Trust investments in collateral held on loaned securities have been classified as Level 2 in the table below.

The following table presents assets at December 31, 2012 and 2011 measured at fair value on a recurring basis:

	Fair Value Measurements at Reporting Date Using
	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual funds- money market	$8,492,642	$8,492,642	$	$
Equity securities:
Consumer discretionary	143,922,576	143,922,576
Consumer staples	15,561,114	15,561,114
Energy	8,719,612	8,719,612
Financial	85,588,618	85,588,618
Health care	137,864,128	137,864,128
Industrials	102,542,606	102,542,606
Information technology	41,161,671	41,161,671
Materials	22,531,980	22,531,980
Collateral held on loan securities	295,950,391		295,950,391
Total	$862,335,338	$566,384,947	$295,950,391	$

	Fair Value Measurements at Reporting Date Using
	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual funds - money market	$4,871,598	$4,871,598	$	$
Equity securities:
Consumer discretionary	115,910,352	115,910,352
Consumer staples	21,799,872	21,799,872
Energy	7,734,317	7,734,317
Financial	76,143,560	76,143,560
Health care	115,911,871	115,911,871
Industrials	100,490,636	100,490,636
Information technology	49,511,885	49,511,885
Materials	14,200,866	14,200,866
Collateral held on loan securities	424,324,077		424,324,077
Total	$930,899,034	$506,574,957	$424,324,077	$

Securities Lending

The Master Trust may engage in securities lending activities related to investments in common stocks and other securities held in the Master Trust. The Trustee serves as the lending agent for the Master Trust and loans these securities to approved brokers (the “Borrower”). When the Master Trust lends securities, it is subject to a risk of failure by the Borrower to return loaned securities, a delay in delivery of the securities, or potential loss from declines in the value of investment collateral, in which case the Master Trust may incur a loss. The terms of the lending agreements require that loans are secured by collateral (cash or U.S. government securities) having an initial market value equal to or greater than 102% of the market value of securities on loan. The market value of the securities on loan and of the collateral received is monitored daily. If at any time the value of the collateral falls below 100% of the market value of securities on loan, the Borrower may be required to deliver additional collateral necessary to restore the 102% ratio. If the value of the collateral increases above 102% of the market value of securities on loan, the collateral in excess of the 102% ratio may be required to be returned to the Borrower. The Master Trust retains the income earned on the securities while on loan to the Borrower, less agency fees paid to the Trustee and rebates paid to the Borrower. In the event of default by the Borrower, the Trustee shall indemnify the Master Trust by purchasing replacement securities equal to the number of unreturned loaned securities or, if replacement securities are not able to be purchased, the Trustee shall credit the Master Trust for the market value of the unreturned securities.

In each case, the Trustee would apply the proceeds from the collateral for such a loan to make the Master Trust whole. The collateral may be redeemed by the lending agent on behalf of the Master Trust at any time in order for the Master Trust to comply with its securities lending agreement, including when the Master Trust is requested to return collateral to a securities borrower or upon termination of the securities lending agreement.

As of December 31, 2012 and 2011, the Master Trust had common stock investments on loan with a market value of $285,014,715 and $414,494,385, respectively. The Master Trust’s liability for returning the cash collateral received related to the loaned common stocks held in the Master Trust were $294,909,324 and $428,356,056 at December 31, 2012 and 2011, respectively. The cash collateral was invested in unitized investment collateral pools as of December 31, 2012 and 2011. The investment objective of the unitized investment collateral pool is to operate at a net asset value of $1.00, however the fund may invest in securities that fluctuate in value. The net asset value of the investment collateral pools’ underlying securities was $1.0035 and $0.9906 at December 31, 2012 and 2011, respectively. Accordingly, the fair value of the investment collateral pools related to the loaned common stocks and government securities held in the Master Trust were $295,950,391 and $424,324,077 at December 31, 2012 and 2011, respectively. At December 31, 2012, the fair value of the investment collateral pools related to the loaned common stocks was greater than the value of the collateral received resulting in an unrealized gain of $1,041,067. At December 31, 2011, the fair value of the investment collateral pools related to the loaned common stocks was less than the value of the collateral received resulting in an unrealized loss of $4,031,979. The Plan’s pro rata share of the change in the unrealized gain (loss) in fair value is reflected in net appreciation or depreciation of investment in Master Trust on the Statement of Changes in Net Assets. In the event that the Master Trust withdraws from the securities lending agreement prior to dissolution of the Securities Lending fund, the Master Trust would expect to receive a distribution at a net asset value of $1.00.   As a result, the Master Trust may not receive the benefit of the net unrealized gain on the investment collateral pools. Income earned on investments in the investment collateral pools in excess of agency fees to the Trustee and rebates to the Borrowers is recorded in dividends, interest and other income of the Master Trust. Securities lending income related to common stocks held in the Master Trust amounted to $1,677,182 and $1,453,995 for the years ended December 31, 2012 and 2011, respectively.

7. Risks and Uncertainties

The Plan and Master Trust invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Collateral held on loaned securities (common stocks and other securities held in the Master Trust) is principally invested in pools of cash equivalents, domestic corporate bonds, asset backed securities and foreign fixed income securities, which are subject to credit risk, interest rate risk and liquidity risk. Credit risk is the risk that the issuer or guarantor of a debt security, or the counterparty to a repurchase agreement is unable or unwilling to make timely principal and/or interest payments or to otherwise honor its obligations, in which case, the value of the related debt security may decline. Interest rate risk is the risk that interest rates may fluctuate, which would affect the resale value of the securities held in the pool. Those debt securities with longer durations tend to be more sensitive to changes in interest rates or credit spreads, usually making them more volatile in value than securities with shorter durations. In addition, changes in market interest rates may also extend or shorten the duration of certain types of investments, such as asset-backed or mortgage-backed securities, and can affect the value and the related return on the investments in the pool. Liquidity risk may be a risk factor for the pool when it invests in particular investments that are difficult to purchase or sell. The pools’ investments in illiquid securities may reduce the returns of the pool because it may be unable to sell the illiquid securities at an advantageous time or price if necessary or desirable to sell the securities.

8. Income Tax Status of the Plan

The Internal Revenue Service has determined and informed the Sponsor by a letter dated October 29, 2008, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). The Plan has been amended since receiving the determination. The Advisory Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

9. Reconciliation of Financial Statements to the draft Form 5500

The following is a reconciliation of net assets available for benefits according to the financial statements as compared to the draft Form 5500:

	December 31,
	2012	2011

Net assets available for benefits according to the financial statements	$1,115,791,332	$854,570,912
Amounts allocated to withdrawing participants	(219,513)	(207,515)
Net assets available for benefits according to the draft Form 5500	$1,115,571,819	$854,363,397

The following is a reconciliation of benefits to participants according to the financial statements as compared to the draft Form 5500:

December 31,
2012

Benefits to participants according to the financial statements	$103,680,776

Add: Amounts allocated to withdrawing participants at December 31, 2012	219,513
Less: Amounts allocated to withdrawing participants at December 31, 2011	(207,515)
Benefits to participants according to the draft Form 5500	$103,692,774

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet distributed as of that date.

Schedule I

DST Systems, Inc. 401(k) Profit Sharing Plan
EIN 43-1581814 / PIN 004

Schedule H, line 4i -- Schedule of Assets (Held At End of Year)
December 31, 2012

(a)	(b) Identity	(c) Description	(d) Cost	(e) Current Value
	American Century Value	Mutual Fund	(1)	$12,679,752
	American Century Growth	Mutual Fund	(1)	14,568,191
	American Century Select	Mutual Fund	(1)	7,660,655
	American Century Ultra	Mutual Fund	(1)	12,287,462
	American Century International	Mutual Fund	(1)	9,026,966
*	BMO Prime Money Market	Mutual Fund	(1)	1,136,385
	Columbia Acorn International	Mutual Fund	(1)	3,996,573
	Dodge & Cox Balanced	Mutual Fund	(1)	18,955,594
	Dodge & Cox International	Mutual Fund	(1)	19,957,832
	Dreyfus Standish Mellon Fixed Income	Mutual Fund	(1)	10,303,585
*	DST Systems, Inc.	Common Stock	(1)	25,456,545
*	DST Systems, Inc. Master Trust	Master Trust	353,036,321	568,411,260
	Federated Prime Value Obligations	Mutual Fund	(1)	27,431,473
	Fidelity Advisor Growth	Mutual Fund	(1)	13,096,765
	Invesco Small Cap Growth Fund	Mutual Fund	(1)	11,066,404
	Janus Fund	Mutual Fund	(1)	15,243,197
	Janus Enterprise	Mutual Fund	(1)	19,326,481
	Janus Overseas	Mutual Fund	(1)	27,296,248
	Janus Research	Mutual Fund	(1)	24,755,416
	Lord Abbett Affiliated Class A Fund	Mutual Fund	(1)	6,950,788
	Lord Abbett Bond Debenture	Mutual Fund	(1)	9,607,233
	PIMCO Total Return	Mutual Fund	(1)	36,787,837
	Royce Total Return	Mutual Fund	(1)	20,580,754
	TIAA-CREF Institutional Mid Cap	Mutual Fund	(1)	3,684,638
	T. Rowe Price Mid-cap Growth	Mutual Fund	(1)	39,463,981
	Vanguard Balanced Index	Mutual Fund	(1)	28,903,385
	Vanguard Total Bond	Mutual Fund	(1)	26,299,162
	Vanguard Institutional Index	Mutual Fund	(1)	46,719,450
	Vanguard Mid Cap Index	Mutual Fund	(1)	4,725,665
	Vanguard Small Cap Index	Mutual Fund	(1)	6,290,076
	Vanguard Value	Mutual Fund	(1)	12,533,591
*	Notes Receivable from Participants	Participant Loans	(1)	14,732,577
* Indicates a party-in-interest
(1) In accordance with instructions to the Form 5500, the Plan is not required to disclose the cost component of participant-directed investments.

EXHIBIT INDEX

23.1    Consent of PricewaterhouseCoopers LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 28, 2013

DST SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

/s/ Kenneth V. Hager

Kenneth V. Hager
Vice President, Chief Financial Officer and Treasurer